As filed with the Securities and Exchange Commission on November 26, 2025
Registration No.333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MOOG Inc.
(Exact name of registrant as specified in its charter)

New York			16-0757636
(State or other jurisdiction of incorporation or organization)			(I.R.S. Employer Identification No.)

400 Jamison Rd	East Aurora,	New York	14052
(Address of Principal Executive Offices)			(Zip Code)

MOOG INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
(Full title of the plan)

Jennifer Walter
Executive Vice President and Chief Financial Officer
Moog Inc.
East Aurora, New York 14052-0018
(Name and address of agent for service)

(716) 652-2000
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Registration Statement on Form S-8 (this “Registration Statement”) is being filed by Moog Inc. (“Moog” or the “Registrant”) to register the offering and sale of $25.0 million of deferred compensation obligations (the “Deferred Compensation Obligations”) of the Registrant for issuance under the Moog Inc. Nonqualified Deferred Compensation Plan (the “Plan”).

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Part I of Form S-8 (Items 1 and 2) is not being filed with the Securities and Exchange Commission (the “Commission”) as part of this Registration Statement but will be sent or given to Plan participants as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended.
Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents of the Registrant are incorporated by reference into this Registration Statement:

(a) Moog’s Annual Report on Form 10-K for the year ended September 27, 2025, filed with the Commission on November 26, 2025; and

(b) Moog’s Current Report on Form 8-K, filed with the Commission on November 12, 2025 and November 21, 2025 (solely pursuant to Item 8.01 of Form 8-K).

In addition, all reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) subsequent to the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the date of the filing of such documents.

Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

The following is a summary of the $25,000,000 of deferred compensation obligations to be issued by the Registrant pursuant to the Plan. The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in accordance with the terms of the Plan. The Deferred Compensation Obligations are not registered under Section 12 of the Exchange Act. The Plan is intended to be an unfunded Plan maintained primarily to provide deferred compensation benefits for a “select group of management or highly compensated employees” within the meaning of Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and therefore exempt from Parts 2, 3 and 4 of Title I of ERISA.

The Executive Compensation Committee of the Board of Directors of the Registrant (the “Committee”) has been designated to administer the Plan. The Committee has the exclusive right and full discretion to, among other things, appoint agents to act on its behalf and to make, amend and/or rescind rules as it deems necessary for the proper administration of the Plan. The Committee may also select subsidiaries of the Registrant to become participating employers under the Plan.

Each employee of the Registrant or its subsidiaries that are participating employers under the plan who is selected by the Committee to participate in the Plan and who participates in the Plan (each, a “Participant”) will have the opportunity to defer a percentage of his or her compensation pursuant to the terms of the Plan. Specifically, a Participant may elect to defer up to (i) 75% of his or her cash-paid annual base salary and (ii) 75% of his or her discretionary or annual cash incentive compensation or any other cash bonus designated by the Committee.

Each Participant’s deferred amounts will be credited to an account maintained on the books of the Registrant (an “Account”). Participants have the opportunity to designate the investment funds (the “Funds”) to which any deferred amounts are to be credited. If a Participant fails to make an election among the available Funds, the Participant’s deferrals will be automatically allocated into a Fund determined by the Committee in its sole discretion.

Each Participant’s Account will be credited or debited to reflect earnings or losses that would have been realized if the deferred amounts actually were invested in accordance with the Participant’s investment elections in the Funds. Pursuant to the terms of the Plan, the Registrant may elect to make contributions to a Participant’s account but is under no obligation to do so. The Deferred Compensation Obligations are not convertible into another security of the Registrant.

At its discretion, the Registrant may, under the Plan, establish one or more grantor trusts for the purpose of providing for the payment of the Deferred Compensation Obligations. However, each Participant is an unsecured general creditor of the Registrant with respect to all Deferred Compensation Obligations and will rank pari passu in right of payment with other unsecured and unsubordinated indebtedness of the Registrant from time to time outstanding.

At the time of making a deferral election, each Participant will designate the time and form of the distribution of deferrals to be made for the year to which that election relates. Participants may make a new distribution election pertaining to deferrals in subsequent years. Once made, a Participant can only change a distribution election under terms and conditions specified under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and subject to other conditions in the Plan.

Generally, distributions will be made to a Participant upon the earlier of his or her separation from service or death. In the event of a Participant’s separation from service, the distribution payment will become payable on the first business day of the seventh month directly following the month in which the separation from service occurs. In the event of the Participant’s death, the distribution payment will be made on the first business day of the month commencing after the month in which the death occurs. These distributions are generally paid in a single lump-sum cash payment.

In the event of a change in control (as that term is defined in the Plan) of the Registrant, the distribution payment will be made as soon as administratively possible, but in no event more than 30 days following the date of the change in control.

In addition to these distribution events, a Participant may elect to receive scheduled distributions on a particular date, subject to timing requirements set forth by the Committee. Distribution payments made pursuant to a scheduled distribution election are generally made in a single lump-sum cash payment, but, subject to certain conditions in the Plan, may be made in equal annual installments over a period of up to ten years.

Each Participant has the right, at any time, to designate one or more persons as beneficiary to receive the payment of benefits under the Plan in the event of the Participant’s death prior to complete distribution of the Participant’s Account. If a Participant fails to properly designate a beneficiary, or if the designated beneficiary dies before the Participant or before complete distribution of the Participant’s benefits, the Participant’s beneficiary will be deemed to be the Participant’s estate.

The Registrant reserves the right to amend or terminate the Plan at any time. However, no amendment or modification will be effective to decrease the value of a Participant’s vested account balance in existence at the time the amendment or modification is made. Any distributions made pursuant to a termination of the Plan will only be made as provided for under the terms of the Plan and as necessary in order to comply with Section 409A of the Code.

This summary is qualified in its entirety by reference to the terms of the Plan incorporated herein by reference.

Item 5. Interests of Named Experts and Counsel.

Hodgson Russ LLP will advise the Registrant regarding certain legal matters in connection with the issuance of the Deferred Compensation Obligations registered under this Registration Statement. The attorneys at Hodgson Russ LLP own, either directly or indirectly, approximately 675 shares of the Registrant’s Class A Common Stock and 357 shares of the Registrant’s Class B Common Stock.

Item 6. Indemnification of Directors and Officers.

The Registrant is a New York corporation. With certain limitations, (i) Sections 721 through 726 of the New York Business Corporation Law, or BCL, grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions;(ii) give a director or officer who successfully defends an action the right to be so indemnified; and (iii) permit a New York corporation to buy directors’ and officers’ liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled to or that his or her acts violated Section 719 of the BCL, or (ii) for any act or omission prior to the adoption of a provision authorized by Section 402(b) of the BCL. Article Eight of the Registrant's Restated Certificate of Incorporation provides that its directors shall not be personally liable to the Registrant or its shareholders for a breach of their duties to the fullest extent in which elimination or limitation of the liability of directors is permitted by applicable law.

Article Eight of the Registrant's Restated Certificate of Incorporation provides that the Registrant shall indemnify its directors against any liabilities incurred in the capacity of the director to the fullest extent permitted by applicable law. Article XIII of the Registrant’s Amended and Restated By-laws provide that the Registrant shall indemnify its directors and officers against expenses, judgments, fines or amounts paid in settlement in connection with any action, suit or proceeding, or threat thereof, to the maximum extent permitted by BCL. The Registrant is also obligated to advance or reimburse the cost of the expenses incurred by its officers and directors (including attorneys’ fees) in defending themselves in such proceedings in advance of final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant as authorized by Article XIII of its Amended and Restated By-laws.

The Registrant has indemnification agreements with each of its officers and directors, and, as permitted by Section 726 of the BCL, the Registrant maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities on the Registrant's behalf. These agreements provide that the Registrant’s officers and directors are covered under the Registrant’s officers and directors liability insurance, indemnified to the extent permitted by law and are entitled to expense advancement by the Registrant, including attorneys’ fees, in the event of any legal proceeding arising from the director or officer’s service to the Registrant in such capacities, subject to reimbursement if it is later determined indemnification is not permitted.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

Exhibit No.	Exhibit Description	Filing Date or Filed Herewith
5.1	Opinion of Hodgson Russ LLP.	X
10.1	Moog Inc. Nonqualified Deferred Compensation Plan.	Incorporated by reference Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on November 12, 2025
23.1	Consent of Ernst & Young LLP.	X
23.2	Consent of Hodgson Russ LLP.	Included in Exhibit 5.1
24.1	Power of Attorney.	Included on signature page
107	Filing Fee Table.	X

Item 9. Undertakings.

(a) The Registrant hereby undertakes:

1.To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii.To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement.

iii.To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

2.That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in East Aurora, New York on November 26, 2025.

MOOG INC.

By	/s/ Jennifer Walter
Jennifer Walter
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Moog Inc., hereby constitute and appoint Pat Roche and Jennifer Walter, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement on Form S-8 (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to this Registration Statement on Form S-8 or any amendments or supplements hereto in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Pat Roche	Chief Executive Officer (Principal Executive Officer) and Director	November 26, 2025
Pat Roche

/s/ Jennifer Walter	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 26, 2025
Jennifer Walter

/s/ Nicholas Hart	Controller (Principal Accounting Officer)	November 26, 2025
Nicholas Hart

/s/ John R. Scannell	Chairman of the Board and Director	November 26, 2025
John R. Scannell

/s/ Janet M. Coletti	Director	November 26, 2025
Janet M. Coletti

/s/ Donald R. Fishback	Director	November 26, 2025
Donald R. Fishback

/s/ William G. Gisel, Jr.	Director	November 26, 2025
William G. Gisel, Jr.

/s/ Peter J. Gundermann	Director	November 26, 2025
Peter J. Gundermann

/s/ Kraig H. Kayser	Director	November 26, 2025
Kraig H. Kayser

/s/ Mahesh Narang	Director	November 26, 2025
Mahesh Narang

/s/ Brenda L. Reichelderfer	Director	November 26, 2025
Brenda L. Reichelderfer